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                                                                    Exhibit 99.1


PEAK INTERNATIONAL LIMITED ANNOUNCES ACQUISITION INTEREST BUSINESS EDITORS

(Business Wire - Rcvd. Nov. 18, 12:26 PM EST)

BW0198 Nov. 18, 1998 9:26 Pacific 12:26 EASTERN

(BW) (PEAK-INTERNATIONAL)(PEAKF)(PTT) Peak International Limited Announces Acquisition Interest

Business Editors

HONG KONG and AUSTIN, Texas -- (BUSINESS WIRE) -- Nov. 18, 1998 -- Peak Interna tional Limited (Nasdaq:PEAKF) (AMEX:PTT)("the Company") reported today that it has received a non-binding indication of interest from another U.S.-based company that contemplates a possible acquisition of the company at a price range somewhat above current market levels.

The board has not met to consider this indication of interest, and the company has not determined whether any exploration of the company's strategic alternatives is appropriate at this time.

Company Description

Peak International Limited (Nasdaq:PEAKF) (AMEX:PTT) is a leading supplier of precision engineered packaging products for the storage, transportation, and automated handling of semiconductor devices and electronic components.

CONTACT:  Peak International Limited, Austin
          Richard Brook, 512/339-1257
          richard_brook@peakf.com